

September 9, 2011

Via E-mail
Jeffrey E. Witherell
Chief Executive Officer
Plymouth Opportunity REIT, Inc.
Two Liberty Square, 10th Floor
Boston, MA 02109

> **Re: Plymouth Opportunity REIT, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-11**
> **Filed August 30, 2011**
> **File No. 333-173048**
>
> **Sales Literature Submitted August 30, 2011**

Dear Mr. Witherell:

We have reviewed Amendment No. 4 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your disclosure on the cover page of the prospectus and throughout the registration statement that you will only pay distributions from operating cash flow. Please clarify throughout the document whether this will be net operating cash flow under GAAP or if it means something else.

Prospectus Summary, page 1

What are the fees that you will pay …?, page 13

Reimbursement of Other Organization and Offering Expenses, page 14

2.   We note your revised disclosure in this section. Please clarify that the .4% of additional underwriting compensation is included in the 1.5% expected total of organization and offering expenses. Further, please explain the purpose of this amount. Please also explain this fee in your disclosure on page 165.

Sub-Advisors, page 74

3.   We note your response to comment 5 of our letter dated August 22, 2011. We note that you revised your disclosure to state that there are no officers of Haley Real Estate Group, LLC ("Haley Group"). It appears that most of the significant employees of the Haley Group are actually employees of Dial Equities. Please provide more detailed disclosure regarding this relationship. Please advise whether the Haley Group has significant employees and clarify how many employees the Haley Group directly employs. Please explain if the employees of Dial Equities are performing the services that are being provided to you by the Haley Group. If so, please disclose why you have not directly contracted with Dial Equities for sub-advisory services.

Sales Literature

General

4.   Please ensure that you provide one clean copy and one marked copy of your revised sales literature. Also, please note that the comments issued on one piece also apply to all the pieces addressed above.

5.   Please note that you may only use pictures of buildings owned either by you or by other programs of your sponsor. Please note that to the extent you use pictures of buildings owned by your sponsor, you may only use a limited number of pictures. Alternatively, you may use generic pictures which do not contain identifiable features. Please note that you may note utilize pictures that include the names of tenants. Please revise your sales literature as appropriate.

6.   Please confirm that all sales literature will be accompanied or preceded by your prospectus.

Two-Page Flyer

Investment Considerations

7.   We note your reference to having significantly lower fees. It appears that your fees are generally consistent with other REITS. Please remove this statement or advise.

8.   Please remove the reference to your affiliates being "best in class" or provide support for this statement and footnote disclosure regarding the source of this statement.

9.   We note that you have not commenced operations. Please clarify that the information in the fifth bullet point represents your intentions, but that you may not be able to achieve this goal.

Investment Objectives

10.   Please explain the term "value-add engineering."

11.   In discussing the quarterly dividend distributions, please clarify if net operating cash flow from operations is the same as under GAAP. Also include disclosure that there is no guarantee that distributions will be paid.

12.   Please ensure that footnotes that contain pertinent disclosure for an investor as presented with equal prominence to the remainder of your disclosure. For example, please increase the font size of footnote 1 so that it equally prominent. Please make similar changes throughout your sales literature as appropriate.

Our Story

13.   Please remove the reference to "avoiding conflicts of interest." Please make similar changes throughout your sales literature as appropriate.

14.   Please explain the term "public REIT" since this term could include public REITs that are traded on exchanges which do not have a similar expense structure as non-traded REITs.

Four Page Brochure

15.   Please revise to provide a summary of your risk factors.

Real Estate as a Core Investment

16.   Please clarify that investors in you are not investing directly in real estate and are subject to additional fees that are not present when investors invest directly in real estate.

17.   Please cite the sources for the information used in this section.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Jeffrey E. Witherell
Chief Executive Officer
Plymouth Opportunity REIT, Inc.
September 9, 2011
Page 5

   You may contact William Demarest at (202)551-3432 or Jessica Barberich at (202)551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Rochelle K. Plesset in the Division of Investment Management at (202) 551-6840 if you have questions regarding comments related to the Investment Company Act of 1940. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3233 with any other questions.

         Sincerely,

         /s/ Tom Kluck

         Tom Kluck
         Legal Branch Chief

cc: Kenneth L. Betts (*via e-mail*)